Exhibit 21.1

Subsidiaries of the Registrant

Sequenom—Gemini, Ltd.	England and Wales
Gemini Genomics, (UK) Ltd.	England and Wales
Gemini Genomics, Ltd.	England and Wales
Sequenom GmbH	Germany